09042075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section

AUG 27 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2008** and ending **June 30, 2009**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
150 Federal Street, Suite 900
(No. and Street)

Boston (City) — Massachusetts (State) — 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ken C. Csaplar — (714) 668-7333 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue, 28th Floor
(No. and Street)

Chicago (City) — Illinois (State) — 60601 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AB 9/17

OATH OR AFFIRMATION

I, **Kenneth A Csaplar**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trenwith Securities, LLC as of **June 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President

Title

CHRISTINE K. RODRIGUEZ
MY COMMISSION EXPIRES SEPT. 12, 2014
NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

TRENWITH SECURITIES, LLC

Facing Page

Oath or Affirmation

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Trenwith Securities, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Trenwith Securities, LLC (The "Company") as of June 30, 2009 and 2008 and the related statements of operations, changes in liabilities subordinated to claims of general creditors and members' equity, and cash flows for each of the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2009 and 2008 and the results of its operations, changes in liabilities subordinated to claims of general creditors and members' equity, and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
August 24, 2009

TRENWITH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2009 and 2008

ASSETS

	2009	2008
ASSETS		
Cash	$ 292,460	$ 1,293,368
Accounts receivable, net of allowance for doubtful accounts of $25,000 for both years	78,940	145,352
Work in progress	17,122	-
Due from related parties	1,728	-
Prepaid expenses	43,750	-
TOTAL ASSETS	$ 434,000	$ 1,438,720

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
LIABILITIES		
Accrued expenses	$ 69,436	$ 533,364
Due to related parties	8,025	503,631
Total Liabilities	77,461	1,036,995
MEMBERS' EQUITY	356,539	401,725
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 434,000	$ 1,438,720

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF OPERATIONS
Years Ended June 30, 2009 and 2008

	2009	2008
REVENUES		
Management and investment advisory fees	$ 2,719,209	$ 1,158,829
OPERATING EXPENSES		
Employee compensation and benefits	2,059,688	3,514,099
Communications	23,160	52,413
Professional fees	754,536	314,407
Occupancy and equipment rental	403,910	480,243
Travel and entertainment	253,845	387,612
General and administrative	1,284,601	1,241,439
Total Operating Expenses	4,779,740	5,990,213
OPERATING LOSS	(2,060,531)	(4,831,384)
OTHER INCOME		
Interest income, net of interest expense	5,713	35,094
NET LOSS	$ (2,054,818)	$ (4,796,290)

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS AND MEMBERS' EQUITY
Years Ended June 30, 2009 and 2008

	Liabilities Subordinated to Claims of General Creditors	Due From Member	Members' Equity	Total Members' Equity
Balance at July 1, 2007	$ 802,500	$ (241,667)	$ 564,680	$ 323,013
Member contributions	-	-	4,025,002	4,025,002
Repayment of subordinated debt	(802,500)	-	-	-
Increase in members' equity in lieu of payment of related party payable	-	-	850,000	850,000
Net loss	-	-	(4,796,290)	(4,796,290)
Balance at June 30, 2008	-	(241,667)	643,392	401,725
Member contributions	-	-	1,175,000	1,175,000
Member distributions	-	-	(475,000)	(475,000)
Forgiveness of amount due from member	-	231,667	-	231,667
Increase in members' equity in lieu of payment of related party payable	-	-	1,077,965	-
Net loss	-	-	(2,054,818)	(2,054,818)
Balance at June 30, 2009	$ -	$ (10,000)	$ 366,539	$ 356,539

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,054,818)	$ (4,796,290)
Adjustments to reconcile net loss to net cash used in operating activities		
Write-off of due from member	231,667	-
(Increase) decrease in:		
Deposit with broker-dealer	-	25,000
Accounts receivable	66,412	502,063
Work in progress	(17,122)	101,869
Prepaid expenses	(43,750)	-
Accrued expenses	(463,928)	341,387
Due to related parties	580,631	(791,554)
Net Cash Used in Operating Activities	(1,700,908)	(4,617,525)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of subordinated debt	-	(802,500)
Member capital contributions	1,175,000	4,025,002
Member capital distributions	(475,000)	-
Net Cash Provided by Financing Activities	700,000	3,222,502
NET DECREASE IN CASH	(1,000,908)	(1,395,023)
Cash, Beginning of Year	1,293,368	2,688,391
CASH, END OF YEAR	$ 292,460	$ 1,293,368
Supplemental Disclosures		
Cash paid during the year for interest	$ -	$ 14,044
Supplemental Disclosures of Non-Cash Financing Activities		
Increase in members' equity in lieu of payment of related party payable	$ 1,077,965	$ 850,000

See accompanying notes to financial statements.

NOTE 1 - Nature of Operations

Trenwith Securities, LLC (the "Company") has operations in Costa Mesa, San Francisco, and San Jose, California; Dallas; Texas; New York, New York; Chicago, Illinois; Boston, Massachusetts; Bethesda, Maryland; and Seattle, Washington. The Company provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time incurred that has yet to be billed to the respective client.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, accounts receivable, and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended June 30, 2009, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company may be liable for state taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income or the calculation of net capital.

NOTE 3 - Subordinated Borrowings

The Company had an $802,500 subordinated loan agreement with one of its members. The loan beared interest at 7% and was paid in full on September 28, 2007.

Interest expense was $14,044, for the year ended June 30, 2008, and is netted with interest income on the statement of operations. There was no interest expense for the year ended June 30, 2009.

NOTE 4 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $48,415 and $43,056 for the years ended June 30, 2009 and 2008, respectively.

NOTE 5 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2010. The total amount paid to the member was $404,553 and $484,173 for the years ended June 30, 2009 and 2008, respectively.

NOTE 5 - Related Parties (cont.)

In connection with the asset purchase agreement of Trenwith Securities, Inc., one of the members agreed to become contingently liable for attaining future fee income totaling $750,000. Of these fees, $518,333 was paid during the year ended June 30, 2002, with the remainder to be paid upon dissolution. The remaining balance of $231,667 was classified as uncollectible and written off in fiscal year 2009. The member's initial capital contribution of $10,000 remains unpaid at June 30, 2009. Therefore, the total amount contingently due from this member as of June 30, 2009 and 2008 was $10,000 and $241,667, respectively.

During fiscal years 2009 and 2008, $1,077,965 and $850,000 respectively, of payables was forgiven by a related party and was converted to members' equity.

From time to time, the Company pays the reimbursable expenses of an entity with a common member. Conversely, a separate entity with the same common member occasionally pays the expenses of the Company that are reimbursed. The net amounts due to these parties was $6,297 and $503,631 at June 30, 2009 and 2008, respectively.

NOTE 6 - Warrants

The Company received warrants in four publicly-traded companies in connection with success fee arrangements. Warrants from two of these companies expired unexercised during the 2009 fiscal year. Warrants from the two remaining companies expire through 2012. At June 30, 2009 and 2008, these warrants had exercise prices in excess of their stock price. As a result, no amounts have been recorded in these financial statements. Such amounts, and year-end balances, were immaterial.

NOTE 7 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. In 2008, cash balances were insured up to $100,000 per bank by the Federal Deposit Insurance Company ("FDIC"). In 2009, cash balances are insured up to $250,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2009 and 2008 that exceeded the FDIC insured amounts by approximately $77,240 and $1,219,000, respectively.

Major Customers

For the year ended June 30, 2009, the Company derived approximately 37% of its revenue from three clients. There was approximately 27% of its accounts receivable due from these clients as of June 30, 2009.

For the year ended June 30, 2008, the Company derived approximately 60% of its revenue from three different clients than those noted above. There were no amounts due from these clients as of June 30, 2008.

NOTE 8 - New Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109"

During July 2006, the Financial Accounting Standards Board ("FASB") issued *FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48")*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes.*" FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 were scheduled to be effective for nonpublic entities for fiscal years beginning after December 15, 2007, but on December 30, 2008 FASB issued FASB Staff Position FIN 48-3 allowing certain nonpublic entities to elect to defer the effective date of FIN 48 until fiscal years beginning on or after December 15, 2008. In accordance with the provisions of FASB Staff Position FIN 48-3 the Company has elected to defer the adoption of FIN 48 until its fiscal year beginning July 1, 2009. The Company is currently assessing the effect that FIN 48 will have on its results of operations, financial position and cash flows.

The Company's current accounting policy for evaluating uncertain tax positions is to review all tax positions at least annually and apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" ("SFAS 5") to those tax positions to determine whether the recording of a liability or additional financial statement note disclosure is necessary.

NOTE 8 - New Accounting Pronouncements (cont.)

Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurement"

Effective July 1, 2008, the Company adopted FASB Statement No. 157, "Fair Value Measurements," which provides a framework for measuring, reporting and disclosing fair value under generally accepted accounting principles. SFAS No. 157 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The adoption had no impact on the Company's financial statements.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

In accordance with FASB Staff Position FAS 157-2, Effective Date of FASB Statement 157, the Company has deferred the adoption of certain provisions of SFAS No. 157 related to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles"

During May 2008, FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles that are presented in conformity with accounting principles generally accepted in the United States of America. This statement became effective during November 2008. The adoption of SFAS 162 did not have a material effect on the Company's results of operations, financial position or cash flows.

NOTE 8 - New Accounting Pronouncements (cont.)

Statement of Financial Accounting Standards No. 165, "Subsequent Events"

During May 2009, FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"). This statement provides the framework in reporting subsequent events in the Company's financial statements, including the period after the balance sheet during which management of a reporting entity shall evaluate events; circumstances under which an entity shall recognize events occurring after the balance sheet date in its financial statements; and requiring disclosure of the date through which a review for subsequent events was completed. This statement was effective for interim or annual periods ending after June 15, 2009, accordingly the Company adopted this statement effective June 30, 2009. The Company completed its review for subsequent events on August 21, 2009.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2009, the Company had net capital of $211,461, which was $161,461 in excess of its required net capital of $50,000. At June 30, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

SUPPLEMENTARY INFORMATION

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(1).

TRENWITH SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2009

Broker or Dealer: **Trenwith Securities, LLC** as of June 30, 2009

1. Total ownership equity from Statement of Financial Condition			$ 366,539	{3840}
2. Deduct ownership equity not allowable for Net Capital			-	{3890}
3. Total ownership equity qualified for Net Capital			366,539	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			(10,000)	{3720}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			356,539	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 141,540	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities- proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(141,540)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			214,999	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	2,502	{3734}		
D. Undue concentration	1,036	{3650}		
E. Other (list)	-	{3736}	(3,538)	{3740}
10. Net Capital			$ 211,461	{3750}

Non-allowable assets include:		
Accounts receivable, net	$	96,062
Due from related parties		1,728
Prepaid expenses		43,750
Total non-allowable assets	$	141,540

See independent auditors' report.

TRENWITH SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2009

Broker or Dealer: **Trenwith Securities, LLC** as of June 30, 2009

Part A

11. Minimum net capital required (6 2/3% of line 18)		$ 5,167	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		50,000	{3758}
13. Net capital requirement (greater of line 11 or 12)		50,000	{3760}
14. Excess net capital (line 10 less line 13)		161,461	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)		203,715	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		$ 77,461	{3790}
17. Add:			
A. Drafts for immediate credit	$ - {3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	- {3810}		
C. Other unrecorded amounts (list)	- {3820}	-	{3830}
18. Total aggregate indebtedness		$ 77,461	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)		36.63 %	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00 %	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

See independent auditors' report.

Broker or Dealer: **Trenwith Securities, LLC** as of June 30, 2009

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)	X	{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained		{4560}
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis		{4570}
Name of Clearing Firm: ______________		
D. (k)(3) - Exempted by order of the Commission (include copy of letter)		{4580}

See independent auditors' report.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Trenwith Securities, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Trenwith Securities, LLC (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
August 24, 2009

TRENWITH SECURITIES, LLC

Boston, Massachusetts

Financial Statements

Including Independent Auditors' Report

June 30, 2009 and 2008